UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                             DATAMARK HOLDING, INC.
                            -----------------------
                                (Name of Issuer)

                         Common Stock, $.0001 Par Value
                        --------------------------------
                         (Title of Class of Securities)

                                    238050108
                                   -----------
                                 (CUSIP Number)

                                 August 19, 1998
                                -----------------
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [  ]     Rule 13d-1(b)
                  [X]      Rule 13d-1(c)
                  [  ]     Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






                         Continued on following page(s)
                               Page 1 of 14 Pages

                                  SCHEDULE 13G

CUSIP No. 238050108                                           Page 2 of 14 Pages




1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  QUANTUM INDUSTRIAL PARTNERS LDC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  CAYMAN ISLANDS

                           5       Sole Voting Power
 Number of                              310,000
   Shares
Beneficially               6       Shared Voting Power
  Owned By                              0
    Each
  Reporting                7       Sole Dispositive Power
   Person                               310,000
    With
                           8       Shared Dispositive Power
                                        0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                        310,000

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                                            [_]

11       Percent of Class Represented By Amount in Row (9)

                                    4.41%

12       Type of Reporting Person*

                  OO; IV

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 238050108                                           Page 3 of 14 Pages




1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  QIH MANAGEMENT INVESTOR, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5       Sole Voting Power
 Number of                                310,000
   Shares
Beneficially               6       Shared Voting Power
  Owned By                                0
    Each
  Reporting                7       Sole Dispositive Power
   Person                                 310,000
    With
                           8       Shared Dispositive Power
                                          0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                          310,000

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                                            [ ]

11       Percent of Class Represented By Amount in Row (9)

                                    4.41%

12       Type of Reporting Person*

                  PN; IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 238050108                                           Page 4 of 14 Pages




1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  QIH MANAGEMENT, INC.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5       Sole Voting Power
 Number of                               310,000
   Shares
Beneficially               6       Shared Voting Power
  Owned By                               0
    Each
  Reporting                7       Sole Dispositive Power
   Person                                310,000
    With
                           8       Shared Dispositive Power
                                         0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                         310,000

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                                           [ ]

11       Percent of Class Represented By Amount in Row (9)

                                    4.41%

12       Type of Reporting Person*

                  CO

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 238050108                                           Page 5 of 14 Pages




1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  SOROS FUND MANAGEMENT LLC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5       Sole Voting Power
 Number of                               310,000
   Shares
Beneficially               6       Shared Voting Power
  Owned By                               0
    Each
  Reporting                7       Sole Dispositive Power
   Person                                310,000
    With
                           8       Shared Dispositive Power
                                         0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                         310,000

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                                            [ ]

11       Percent of Class Represented By Amount in Row (9)

                                    4.41%

12       Type of Reporting Person*

                  OO; IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 238050108                                           Page 6 of 14 Pages



1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  GEORGE SOROS (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                           5       Sole Voting Power
 Number of                               0
   Shares
Beneficially               6       Shared Voting Power
  Owned By                               310,000
    Each
  Reporting                7       Sole Dispositive Power
   Person                                0
    With
                           8       Shared Dispositive Power
                                         310,000

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                         310,000

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*
                                                            [ ]

11       Percent of Class Represented By Amount in Row (9)

                                    4.41%

12       Type of Reporting Person*

                  IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 238050108                                           Page 7 of 14 Pages



1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  STANLEY F. DRUCKENMILLER (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                           5       Sole Voting Power
 Number of                              0
   Shares
Beneficially               6       Shared Voting Power
  Owned By                              310,000
    Each
  Reporting                7       Sole Dispositive Power
   Person                               0
    With
                           8       Shared Dispositive Power
                                        310,000

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                        310,000

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*
                                                            [ ]

11       Percent of Class Represented By Amount in Row (9)

                                    4.41%

12       Type of Reporting Person*

                  IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 8 of 14 Pages


Item 1(a)      Name of Issuer:

               Datamark Holding, Inc. (the "Issuer").

Item 1(b)      Address of the Issuer's Principal Executive Offices:

               488 East Winchester Street, Salt Lake City, UT 84107.

Item 2(a)      Name of Person Filing:

               This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

               i) Quantum Industrial Partners LDC, a Cayman Islands exempted limited duration company ("QIP");

               ii)  QIH   Management   Investor,   L.P.,   a  Delaware   limited
                    partnership ("QIHMI");

               iii) QIH   Management,   Inc.,  a  Delaware   corporation   ("QIH
                    Management");

               iv) Soros Fund Management LLC, a Delaware limited liability company ("SFM LLC");

               v)   Mr. George Soros ("Mr. Soros"); and

               vi)  Mr. Stanley F. Druckenmiller ("Mr. Druckenmiller").


               This Statement relates to Shares (as defined herein) held for the account of QIP. QIHMI, an investment advisory firm, is vested with investment discretion over the Shares held for the account of QIP. Mr. Soros is the sole shareholder of QIH Management, the sole general partner of QIHMI, and Chairman of SFM LLC. Mr. Soros has entered into an agreement pursuant to which he has agreed to use his best efforts to cause QIH Management to act at the direction of SFM LLC. Mr. Druckenmiller is the Lead Portfolio Manager and a member of the Management Committee of SFM LLC.


Item 2(b)      Address of Principal Business Office or, if None, Residence:

               The address of the principal business office of QIP is Kaya Flamboyan 9, Willemstad, Curacao, Netherlands Antilles.

               The address of the principal business office of each of QIHMI, QIH Management, SFM LLC, Mr. Soros and Mr. Druckenmiller is 888 Seventh Avenue, 33rd Floor, New York, NY 10106.

                                                              Page 9 of 14 Pages


Item 2(c)      Citizenship:

               i)   QIP is a Cayman Islands exempted limited duration company;

               ii)  QIHMI is a Delaware limited partnership;

               iii) QIH Management is a Delaware corporation;

               iv)  SFM LLC is a Delaware limited liability company;

               v)   Mr. Soros is a United States citizen; and

               vi)  Mr. Druckenmiller is a United States citizen.


Item 2(d)      Title of Class of Securities:

                    Common Stock, $.0001 par value (the "Shares").

Item 2(e)      CUSIP Number:

                    238050108

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

                    This Item 3 is not applicable.

Item 4.        Ownership:

Item 4(a)      Amount Beneficially Owned:

                    As of August 25, 1998, each of the Reporting Persons may be deemed the beneficial owner of the following number of
                    Shares:

                                    Each of the Reporting  Persons may be deemed
                                    to be the  beneficial  owner of the  310,000
                                    Shares held for the account of QIP.

Item 4(b)      Percent of Class:

                                    The  number of  Shares of which  each of the
                                    Reporting  Persons  may be  deemed to be the
                                    beneficial owner  constitutes  approximately
                                    4.41%  of  the   total   number   of  Shares
                                    outstanding.

                                                             Page 10 of 14 Pages


Item 4(c)       Number of shares as to which such person has:

         QIP
         ---

         (i)      Sole power to vote or to direct the vote:              310,000

         (ii)     Shared power to vote or to direct the vote:                  0

         (iii)    Sole power to dispose or to direct the disposition of: 310,000

         (iv)     Shared power to dispose or to direct the disposition of:     0

         QIHMI
         -----

         (i)      Sole power to vote or to direct the vote:              310,000

         (ii)     Shared power to vote or to direct the vote:                  0

         (iii)    Sole power to dispose or to direct the disposition of: 310,000

         (iv)     Shared power to dispose or to direct the disposition of      0

         QIH Management
         --------------

         (i)      Sole power to vote or to direct the vote:              310,000

         (ii)     Shared power to vote or to direct the vote:                  0

         (iii)    Sole power to dispose or to direct the disposition of: 310,000

         (iv)     Shared power to dispose or to direct the disposition of:     0

         SFM LLC
         -------

         (i)      Sole power to vote or to direct the vote:              310,000

         (ii)     Shared power to vote or to direct the vote:                  0

         (iii)    Sole power to dispose or to direct the disposition of: 310,000

         (iv)     Shared power to dispose or to direct the disposition of:     0

                                                             Page 11 of 14 Pages


         Mr. Soros
         ---------

         (i)   Sole power to vote or to direct the vote:                       0

         (ii)  Shared power to vote or to direct the vote:               310,000

         (iii) Sole power to dispose or to direct the disposition of:          0

         (iv)  Shared power to dispose or to direct the disposition of   310,000

         Mr. Druckenmiller
         -----------------

         (i)   Sole power to vote or to direct the vote:                       0

         (ii)  Shared power to vote or to direct the vote:               310,000

         (iii) Sole power to dispose or to direct the disposition of:          0

         (iv)  Shared power to dispose or to direct the disposition of:  310,000

Item 5.        Ownership of Five Percent or Less of a Class:

               If this Statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of a class of securities, check the following:
[X]

Item 6.        Ownership of More than Five Percent on Behalf of Another Person:

               The shareholders of QIP, including Quantum Industrial Holdings, Ltd., a British Virgin Islands international business company, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of QIP in accordance with their ownership interests in QIP.

Item 7.        Identification   and   Classification  of  the  Subsidiary  Which
               Acquired the  Security  Being  Reported on by the Parent  Holding
               Company:

                           This Item 7 is not applicable.

Item 8.        Identification and Classification of Members of the Group:

                           This Item 8 is not applicable.

Item 9.        Notice of Dissolution of Group:

                           This Item 9 is not applicable.

                                                             Page 12 of 14 Pages



Item 10.          Certification:

                  By signing below each signatory certifies that, to the best of his/its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                             Page 13 of 14 Pages


                                   SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  August 25, 1998             QUANTUM INDUSTRIAL PARTNERS LDC


                                   By:  /s/ Michael C. Neus
                                        ----------------------------------------
                                        Michael C. Neus
                                        Attorney-in-Fact


Date:  August 25, 1998             QIH MANAGEMENT INVESTOR, L.P.

                                   By:  QIH Management, Inc.,
                                        its General Partner


                                        By:  /s/ Michael C. Neus
                                             -----------------------------------
                                             Michael C. Neus
                                             Vice President


Date:  August 25, 1998             QIH MANAGEMENT, INC.


                                   By:  /s/ Michael C. Neus
                                        ----------------------------------------
                                        Michael C. Neus
                                        Vice President


Date:  August 25, 1998             SOROS FUND MANAGEMENT LLC

                                   By:  /s/ Michael C. Neus
                                        ----------------------------------------
                                        Michael C. Neus
                                        Assistant General Counsel


Date:  August 25, 1998             GEORGE SOROS

                                   By:  /s/ Michael C. Neus
                                        ----------------------------------------
                                        Michael C. Neus
                                        Attorney-in-Fact

                                                             Page 14 of 14 Pages



Date:  August 25, 1998             STANLEY F. DRUCKENMILLER

                                   By:  /s/ Michael C. Neus
                                        ----------------------------------------
                                        Michael C. Neus
                                        Attorney-in-Fact